SEC
1746 (2-
98)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Goldfield Corporation

(Name of Issuer)
Common Stock, Par Value $0.10 per Share

(Title of Class of Securities)
381370105

(CUSIP Number)
Aaron Brown; eRaider.com Inc.
372 Central Park West, #9M
New York, NY 10025
(212) 865-7034


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 20, 2001


(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 381370105..................................


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


 ... eRaider.com Inc.                                13-4067714
Aaron Brown, controlling person
Dr. Martin Stoller, controlling
person

2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)

(b)
 .XXXX

3.
SEC Use Only


4.
Source of Funds (See Instructions) .....NONE


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e) .................


6.
Citizenship or Place of Organization  eRaider is a Delaware corporation,
 Aaron Brown and Martin Stoller are US
citizens

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With



7.
Sole Voting Power ......0



8.
Shared Voting Power ...0


9.
Sole Dispositive Power......0



10.
Shared Dispositive Power ........0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person ....0

12.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........


13.
Percent of Class Represented by Amount in Row (11) .... 0%

14.
Type of Reporting Person (See Instructions)
 ...........CO


14. Type of Reporting Person (See Instructions)	CO
ITEM 1. SECURITY AND ISSUER
Common Stock, Par Value $0.10 per share
The Goldfield Corporation
100 Rialto Place, Suite 500
Melbourne, FL  32901
ITEM 2. IDENTITY AND BACKGROUND
If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).
(a) Name; eRaider.com Inc.
Aaron Brown, controlling person
Dr. Martin Stoller, controlling person
(b) Residence or business address;
372 Central Park West, 9M
New York, NY 10025
(c) eRaider.com Inc.
372 Central Park West, 9M
New York, NY 10025
(d) No
(e) No
(f) eRaider.com Inc. is a Delaware corporation
Aaron Brown and Martin Stoller are US citizens
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION
None
ITEM 4. PURPOSE OF TRANSACTION
eRaider.com Inc. intends to organize Goldfield shareholders at the eRaider website for the purpose of aggressive oversight and improved value. There is no formal or informal group agreement. All discussions between eRaider and Goldfield shareholders have been one-on-one with individual shareholders, except one three-way conference call, or have taken place on public Internet message boards. eRaider has participated in no discussions concerning purchase or sale of securities. eRaider has not paid or received any money in connection with organizing Goldfield shareholders. eRaider has contacted other large shareholders, including Anthony J. Ford, Melba Ford, Sam Rebotsky, Joe Cocalis, James Cocalis, Moshe
Rosen, Richard Greenberg and Thomasz Motylewski to initiate discussions about taking group action, including voting together on shareholder resolutions and board elections. Some of these shareholders have submitted shareholder resolutions drafted by eRaider. eRaider has nominated Aaron Brown, Deborah Pastor, Sam
Rebotsky, Moshe Rosen and James Cocalis as directors for election at the next annual meeting. The five nominated individuals, plus Joe Cocalis, now intend to solicit proxies to support the director slate and shareholder proposals. This may make them a group. Of the other shareholders above, Anthony Ford disclaims group membership on his own behalf and that of his wife Melba Ford, while Richard
Greenberg and Thomasz Motylewski have participated in discussions that might make them members of a group, if a group exists. If the above shareholders, plus the Allied Owners Action Fund, were to be considered a group they would control approximately 3,691,000 shares (13.7%) of Goldfield's common shares. In addition, an unknown number of shares are controlled by people who participate at our message board, some of whom have made unsolicited offers to vote as directed by eRaider.
(a) The owners of eRaider also own and control Privateer Asset
Management Inc. which manages the Allied Owners Action Fund, a public open-end mutual fund. The Allied Owners Action Fund has acquired 290,000 shares (approximately 1.1%) of the shares of The Goldfield Corporation. The Allied Owners Action Fund generally does not buy or sell securities after announcement and has no present plans to buy or sell.
(b) eRaider has discussed sale or liquidation of the St. Cloud Mining and Southeast Power subsidiaries, also the termination of real estate development activities undertaken under various subsidiaries. The above shareholders have significant disagreements with each other on these issues.
(c) eRaider has discussed sales of assets, including mining and real estate assets. The above shareholders have significant disagreements with each other on these issues.
(d) eRaider has nominated an alternative board slate that would replace all existing board members. The above shareholders, except the Fords, may be assumed to support this slate, although there is no formal agreement to vote for it. Also, since Goldfield allows cumulative voting, it is possible that the above shareholders will allocate their votes differently, even if they all vote for alternative slate nominees.
(e) eRaider has discussed business and financial changes which would affect the amount of debt issued by the company. The above shareholders have significant disagreements with each other on this issue.
(f) eRaider believes the company should focus on a core business and shed non-core assets. We have held discussions with shareholders who hold a variety of opinions about the most promising core business.
(g) eRaider would like to eliminate the supervoting preferred stock and golden parachutes. All of the above shareholders support these efforts.
(h) None.
(i) None.
(j) No plans but such suggestions may be made by other shareholders organized on the eRaider website.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) 26,872,106
(b) 290,000
(c) Allied Owners Action Fund purchased all shares in the open market
(d) None
(e) N/A
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 28, 2001

Date
/s/ AARON BROWN


Signature
Aaron Brown, President

Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)